UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2023
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

EXHIBIT INDEX

Exhibit Number	Exhibit Title
3.1	Amended and Restated Memorandum and Articles of Association, as amended by a special resolution passed at the annual general meeting of Gogoro Inc. on May 30, 2023
99.1	Press release: Gogoro Announces Results of Annual General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: May 31, 2023	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer